Exhibit 21.1

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation
TransEnterix Surgical, Inc.	Delaware
SafeStitch LLC	Virginia
TransEnterix International, Inc.	Delaware
TransEnterix Italia, S.r.l.	Italy
TransEnterix Europe Sàrl	Luxemburg
TransEnterix Asia PTE Ltd.	Singapore
TransEnterix Taiwan Ltd	Taiwan